Section

JAN . 8 2008

Washington, DC
100

[redacted]

08000178

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

30 November 2007

Dear Sir,

Name of Company: Techtronic Industries Company Limited (669)

SUPPL

Description of Securities: Ordinary shares of HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
30 Nov 2007	1,000,000	on the Exchange	HK$6.73	HK$6.48	HK$6,590,305
Total	1,000,000				HK$6,590,305

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 4,358,500

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
___
issued share capital 0.2896%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 May 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Frank Chi Chung Chan
Company Secretary
for and on behalf of
Techtronic Industries Company Limited

附錄五

表格: 致香港聯合交易所有限公司(「本交易所」)
的股份購回報告
G 表格

致: 香港聯合交易所有限公司
上市科
上市科總監

二零零七年十一月三十日

敬? 者:

公司名稱: 創科實業有限公司 (669)

證券說明: 股本中每股面值 0.10 港元之普通股

A. 購回報告

我等謹就我等的公司購回上述證券的事宜作出報告。

交易日/日期	購回證券數目	購回方法*	付出每股價格或最高價(元)	最低價(元)	付出總額(元)
30/11/2007	1,000,000	在交易所	6.73 港元	6.48 港元	6,590,305 港元
總計	1,000,000				6,590,305 港元

*在 貴交易所、在另一間證券交易所(說明其名稱)、以私人安排方式或以全面收購方式。

B. 在 貴交易所作主要上市的公司的附加資料

1. 本年內至今天爲止(自普通決議案通過以來)
在 貴交易所購回該等證券的數目 (a) 4,358,500

2. 自決議案通過日期以來在 貴交易所購入的股本額佔於普通決議案通過時已發行股本的百份率

$$\left(\frac{(a) \times 100}{\text{已發行股本}}\right)$$

0.2896%

我們謹確認上文A項所載在 貴交易所進行的股份購回事宜乃根據 貴交易所稱爲《證券上市規則》的上市規則而進行，而於二零零七年五月四日已送呈 貴交易所存案的說明函件所載的詳情並無任何重大更改。我們亦確認上文A項所載在另一間證券交易所進行的股份購回事宜乃根據適用於在該證券交易所購回股份的當地規則而進行。

陳志聰
公司秘書
代表
創科實業有限公司

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

28 November 2007

Dear Sir,

Name of Company: Techtronic Industries Company Limited (669)

Description of Securities: Ordinary shares of HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
28 Nov 2007	718,500	on the Exchange	HK$6.95	HK$6.73	HK$4,898,375
Total	718,500				HK$4,898,375

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 3,358,500

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
____

issued share capital 0.2231%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 May 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Frank Chi Chung Chan
Company Secretary
for and on behalf of
Techtronic Industries Company Limited

附錄五
表格：致香港聯合交易所有限公司(「本交易所」)
的股份購回報告
G 表格

致：香港聯合交易所有限公司
上市科
上市科總監

二零零七年十一月二十八日

敬啓者：

公司名稱：創科實業有限公司 (669)

證券說明：股本中每股面值 0.10 港元之普通股

A. 購回報告

我等謹就我等的公司購回上述證券的事宜作出報告。

交易日/日期	購回證券數目	購回方法*	付出每股價格或最高價(元)	最低價(元)	付出總額(元)
28/11/2007	718,500	在交易所	6.95 港元	6.73 港元	4,898,375 港元
總計	718,500				4,898,375 港元

*在 貴交易所、在另一間證券交易所(說明其名稱)、以私人安排方式或以全面收購方式。

B. 在 貴交易所作主要上市的公司的附加資料

1. 本年內至今天爲止(自普通決議案通過以來)
在 貴交易所購回該等證券的數目 (a) 3,358,500

2. 自決議案通過日期以來在 貴交易所購入的股本額佔於普通決議案通過時已發行股本的百份率

$$\left(\frac{(a) \times 100}{\text{已發行股本}} \right)$$ 0.2231%

我們謹確認上文A項所載在 貴交易所進行的股份購回事宜乃根據 貴交易所稱爲《證券上市規則》的上市規則而進行，而於二零零七年五月四日已送呈 貴交易所存案的說明函件所載的詳情並無任何重大更改。我們亦確認上文A項所載在另一間證券交易所進行的股份購回事宜乃根據適用於在該證券交易所購回股份的當地規則而進行。

陳志聰
公司秘書
代表
創科實業有限公司

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To:The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

4 October 2007

Dear Sir,

Name of Company: Techtronic Industries Company Limited (669)

Description of Securities: Ordinary shares of HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
4 Oct 2007	300,000	on the Exchange	HK$8.22	HK$8.22	HK$2,466,000
Total	300,000				HK$2,466,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,640,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
―――――――――――――
issued share capital 0.1754%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 May 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Frank Chi Chung Chan
Company Secretary
for and on behalf of
Techtronic Industries Company Limited

附錄五
表格: 致香港聯合交易所有限公司(「本交易所」)
的股份購回報告
G 表格

致: 香港聯合交易所有限公司

上市科

上市科總監

二零零七年十月四日

敬啓者:

公司名稱: 創科實業有限公司 (669)

證券說明: 股本中每股面值 0.10 港元之普通股

A. 購回報告

我等謹就我等的公司購回上述證券的事宜作出報告。

交易日/日期	購回證券數目	購回方法*	付出每股價格或最高價(元)	最低價(元)	付出總額(元)
4/10/2007	300,000	在交易所	8.22 港元	8.22 港元	2,466,000 港元
總計	300,000				2,466,000 港元

*在 貴交易所、在另一間證券交易所(說明其名稱)、以私人安排方式或以全面收購方式。

B. 在 貴交易所作主要上市的公司的附加資料

1. 本年內至今天爲止(自普通決議案通過以來)
   在 貴交易所購回該等證券的數目 (a) 2,640,000

2. 自決議案通過日期以來在 貴交易所購入
   的股本額佔於普通決議案通過時已發行股
   本的百分率

$$\left(\frac{(a) \times 100}{\text{已發行股本}} \right)$$ 0.1754%

我們謹確認上文 A 項所載在 貴交易所進行的股份購回事宜乃根據 貴交易所稱爲《證券上市規則》的上市規則而進行，而於二零零七年五月四日已送呈 貴交易所存案的說明函件所載的詳情並無任何重大更改。我們亦確認上文 A 項所載在另一間證券交易所進行的股份購回事宜乃根據適用於在該證券交易所購回股份的當地規則而進行。

陳志聰
公司秘書
代表
創科實業有限公司

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

28 September 2007

Dear Sir,

Name of Company: Techtronic Industries Company Limited (669)

Description of Securities: Ordinary shares of HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
28 Sep 2007	340,000	on the Exchange	HK$8.87	HK$8.86	HK$3,015,600
Total	340,000				HK$3,015,600

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,340,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.1555%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 May 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Frank Chi Chung Chan
Company Secretary
for and on behalf of
Techtronic Industries Company Limited

附錄五
表格: 致香港聯合交易所有限公司(「本交易所」)
的股份購回報告
G 表格

致: 香港聯合交易所有限公司
上市科
上市科總監

二零零七年九月二十八日

敬啓者:

公司名稱: 創科實業有限公司 (669)

證券說明: 股本中每股面值 0.10 港元之普通股

A. 購回報告

我等謹就我等的公司購回上述證券的事宜作出報告。

交易日/日期	購回證券數目	購回方法*	付出每股價格或最高價(元)	最低價(元)	付出總額(元)
28/09/2007	340,000	在交易所	8.87 港元	8.86 港元	3,015,600 港元
總計	340,000				3,015,600 港元

*在 貴交易所、在另一間證券交易所(說明其名稱)、以私人安排方式或以全面收購方式。

B. 在 貴交易所作主要上市的公司的附加資料

1. 本年內至今天爲止(自普通決議案通過以來)
   在 貴交易所購回該等證券的數目 (a) 2,340,000

2. 自決議案通過日期以來在 貴交易所購入的股本額佔於普通決議案通過時已發行股本的百份率

$$\left(\frac{(a) \times 100}{已發行股本}\right)$$ 0.1555%

我們謹確認上文 A 項所載在 貴交易所進行的股份購回事宜乃根據 貴交易所稱爲《證券上市規則》的上市規則而進行，而於二零零七年五月四日已送呈 貴交易所存案的說明函件所載的詳情並無任何重大更改。我們亦確認上文 A 項所載在另一間證券交易所進行的股份購回事宜乃根據適用於在該證券交易所購回股份的當地規則而進行。

陳志聰
公司秘書
代表
創科實業有限公司

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

20 September 2007

Dear Sir,

Name of Company: Techtronic Industries Company Limited (669)

Description of Securities: Ordinary shares of HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
20 Sep 2007	449,500	on the Exchange	HK$9.19	HK$9.10	HK$4,111,515
Total	449,500				HK$4,111,515

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,000,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(a) \times 100}{\text{issued share capital}}$$ 0.1329%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 May 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Frank Chi Chung Chan
Company Secretary
for and on behalf of
Techtronic Industries Company Limited

附錄五

表格：致香港聯合交易所有限公司(「本交易所」)

的股份購回報告

G 表格

致: 香港聯合交易所有限公司

上市科

上市科總監

二零零七年九月二十日

敬啓者:

公司名稱: 創科實業有限公司 (669)

證券說明: 股本中每股面值 0.10 港元之普通股

A. 購回報告

我等謹就我等的公司購回上述證券的事宜作出報告。

交易日/ 日期	購回證券數目	購回方法*	付出 每股價格 或最高價(元)	最低價(元)	付出總額(元)
20/09/2007	449,500	在交易所	9.19 港元	9.10 港元	4,111,515 港元
總計	449,500				4,111,515 港元

*在 貴交易所、在另一間證券交易所(說明其名稱)、以私人安排方式或以全面收購方式。

B. 在 貴交易所作主要上市的公司的附加資料

1. 本年內至今天爲止(自普通決議案通過以來)
   在 貴交易所購回該等證券的數目 (a) 2,000,000

2. 自決議案通過日期以來在 貴交易所購入的股本額佔於普通決議案通過時已發行股本的百份率

$$\left(\frac{(a) \times 100}{\text{已發行股本}}\right)$$ 0.1329%

我們謹確認上文 A 項所載在 貴交易所進行的股份購回事宜乃根據 貴交易所稱爲《證券上市規則》的上市規則而進行，而於二零零七年五月四日已送呈 貴交易所存案的說明函件所載的詳情並無任何重大更改。我們亦確認上文 A 項所載在另一間證券交易所進行的股份購回事宜乃根據適用於在該證券交易所購回股份的當地規則而進行。

陳志聰
公司秘書
代表
創科實業有限公司

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To:The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

14 September 2007

Dear Sir,

Name of Company: Techtronic Industries Company Limited (669)

Description of Securities: Ordinary shares of HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
14 Sep 2007	550,500	on the Exchange	HK$9.16	HK$9.01	HK$4,991,560
Total	550,500				HK$4,991,560

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,550,500

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$ 0.1030%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 May 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Frank Chi Chung Chan
Company Secretary
for and on behalf of
Techtronic Industries Company Limited

附錄五
表格: 致香港聯合交易所有限公司(「本交易所」)
的股份購回報告
G 表格

致: 香港聯合交易所有限公司
上市科
上市科總監

二零零七年九月十四日

敬啓者:

公司名稱: 創科實業有限公司 (669)

證券說明: 股本中每股面值 0.10 港元之普通股

A. 購回報告

我等謹就我等的公司購回上述證券的事宜作出報告。

交易日/日期	購回證券數目	購回方法*	付出每股價格或最高價(元)	最低價(元)	付出總額(元)
14/09/2007	550,500	在交易所	9.16 港元	9.01 港元	4,991,560 港元
總計	550,500				4,991,560 港元

*在 貴交易所、在另一間證券交易所(說明其名稱)、以私人安排方式或以全面收購方式。

B. 在 貴交易所作主要上市的公司的附加資料

1. 本年內至今天爲止(自普通決議案通過以來)
   在 貴交易所購回該等證券的數目 (a) 1,550,500

2. 自決議案通過日期以來在 貴交易所購入的股本額佔於普通決議案通過時已發行股本的百份率

$$\left(\frac{(a) \times 100}{\text{已發行股本}}\right)$$ 0.1030%

我們謹確認上文 A 項所載在 貴交易所進行的股份購回事宜乃根據 貴交易所稱爲《證券上市規則》的上市規則而進行，而於二零零七年五月四日已送呈 貴交易所存案的說明函件所載的詳情並無任何重大更改。我們亦確認上文 A 項所載在另一間證券交易所進行的股份購回事宜乃根據適用於在該證券交易所購回股份的當地規則而進行。

陳志聰
公司秘書
代表
創科實業有限公司

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

13 September 2007

Dear Sir,

Name of Company: Techtronic Industries Company Limited (669)

Description of Securities: Ordinary shares of HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
13 Sep 07	1,000,000	on the Exchange	HK$9.25	HK$8.65	HK$8,944,715
Total	1,000,000				HK$8,944,715

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)

(a) 1,000,000 Shares

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$

0.0664%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 May 2007, contained in the circular dispatched to the shareholders in relation to the annual general meeting, which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Frank Chi Chung Chan
Company Secretary
for and on behalf of
Techtronic Industries Company Limited

附錄五

表格: 致香港聯合交易所有限公司(「本交易所」)
的股份購回報告
G 表格

致: 香港聯合交易所有限公司
上市科
上市科總監

二零零七年九月十三日

敬啓者:

公司名稱: 創科實業有限公司 (669)

證券說明: 股本中每股面值 0.10 港元之普通股

A. 購回報告

我等謹就我等的公司購回上述證券的事宜作出報告。

交易日/日期	購回證券數目	購回方法*	付出每股價格或最高價(元)	最低價(元)	付出總額(元)
13/09/2007	1,000,000	在交易所	9.25 港元	8.65 港元	8,944,715 港元
總計	1,000,000				8,944,715 港元

*在 貴交易所、在另一間證券交易所(說明其名稱)、以私人安排方式或以全面收購方式。

B. 在 貴交易所作主要上市的公司的附加資料

1. 本年內至今天爲止(自普通決議案通過以來)
   在 貴交易所購回該等證券的數目 (a) 1,000,000

2. 自決議案通過日期以來在 貴交易所購入的股本額佔於普通決議案通過時已發行股本的百份率

$$\frac{(a) \times 100}{\text{已發行股本}}$$ 0.0664%

我們謹確認上文 A 項所載在 貴交易所進行的股份購回事宜乃根據 貴交易所稱爲《證券上市規則》的上市規則而進行，而於二零零七年五月四日已送呈 貴交易所存案的說明函件(刊登於有關股東周年大會致股東之通函內)所載的詳情並無任何重大更改。我們亦確認上文 A 項所載在另一間證券交易所進行的股份購回事宜乃根據適用於在該證券交易所購回股份的當地規則而進行。

陳志聰
公司秘書
代表
創科實業有限公司

END